EXHIBIT 8.1

List of Principal Subsidiaries and Consolidated Affiliated Entities

Place of Incorporation
Subsidiaries
Tuniu (HK) Limited	Hong Kong
Tuniu (Nanjing) Information Technology Co., Ltd.	PRC
Beijing Tuniu Technology Co., Ltd.	PRC

Consolidated Affiliated Entities
Nanjing Tuniu Technology Co., Ltd.	PRC
Beijing Tuniu International Travel Service Co., Ltd.	PRC
Nanjing Tuniu International Travel Service Co., Ltd.	PRC
Shanghai Tuniu International Travel Service Co., Ltd.	PRC
Nanjing Tuzhilv Tickets Sales Co., Ltd.	PRC
Beijing Global Tour International Travel Service Co., Ltd.	PRC
Tuniu Insurance Brokers Co., Ltd.	PRC